                                  United States
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20539

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                         Lithium Technology Corporation
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    53680806
                                 (CUSIP Number)

                                Donald C. Taylor
                              475 Park Avenue South
                                   Suite 3300
                            New York, New York 10016

       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                January 24, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(b)(3) or (4), check the following box [].

Check the following box if a fee is being paid with the statement []. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D


CUSIP No. 536808306


1               NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Donald C. Taylor
                Social Security Number: ###-##-####

2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[]
                                                                 (b)[]
3               SEC USE ONLY

4               SOURCE OF FUNDS
                  00

5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS    []
                REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                Not Applicable

6               CITIZENSHIP OR PLACE OR ORGANIZATION
                USA

       NUMBER OF          7              SOLE VOTING POWER
         SHARES                                              432,500
      BENEFICIALLY        8              SHARED VOTING POWER
        OWNED BY                                             320,000
          EACH            9              SOLE DISPOSITIVE POWER
        REPORTING                                            432,500
         PERSON           10             SHARED DISPOSITIVE POWER
          WITH                                               320,000

11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON
                         752,500

12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES                              []

13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          4.43%

14              TYPE OF REPORTING PERSON
                   IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDES BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION
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Item 3            Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented to add the following:

         On January 24, 1997, Group III Capital Ventures, Inc. transferred an aggregate of 672,927 shares of Common Stock in a private transaction to persons in satisfaction of certain obligations of Group III Capital Ventures, Inc. to such persons (collectively, the "Transferees"). Mr. Taylor and an entity affiliated with Mr. Taylor, Taylor First Family Limited Partnership (the "Partnership"), were each Transferees and each received 192,500 shares of Common Stock from Group III Capital Ventures, Inc.

Item 4            Purpose of Transaction.

         Item 4 is hereby amended and supplemented to add the following:

         As described in Item 3, on January 24, 1997, Group III Capital Ventures, Inc. transferred an aggregate of 672,927 shares of Common Stock to the Transferees, including 192,500 shares of Common Stock to Mr. Taylor and 192,500 shares of Common Stock to the Partnership, in satisfaction of certain obligations of Group III Capital Ventures, Inc. to the Transferees.

         (a) Mr. Taylor currently intends to continuously review his equity interest in the Issuer, and the Issuer's business affairs and financial condition. Depending on his evaluation of the Issuer's business and prospects, and upon future developments (including, but not limited to, performance of the Issuer, the availability of funds, future opportunities, money and stock market conditions, and general economic conditions), Mr. Taylor may, and reserves the right to, dispose of all or a portion of his shares of common stock now held by him or hereafter acquired in one or more privately negotiated transactions, on the open market or otherwise, or from time to time purchase additional shares of common stock of the Issuer.

         (b)-(j) Mr. Taylor has no plans or proposals which relate to Items 4(b) through and including Item 4(j).

Item 5            Interest in Securities of the Issuer.

         Item 5 is hereby amended and supplemented to add the following information:

         (a) The table below sets forth the aggregate number of shares and percentage of Common Stock beneficially owned by Mr. Taylor. The information herein pertaining to the Issuer's issued and outstanding Common Stock is as of January 31, 1997, at which time there were issued and outstanding 17,000,510 shares of the Issuer's Common Stock.
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
                           Title of                  Aggregate Amount of          Percentage
                           Class                     Beneficial Ownership          of Class

                           Common Stock                       752,500(1)             4.43%

                  -----------

                  (1) Includes 320,000 shares of Common Stock issuable upon exercise of a Common Stock Purchase Warrant (the "Warrant") owned by Group III Capital, Inc. to purchase 1,500,000 shares of Common Stock, which Warrant has vested with respect to 320,000 shares of Common Stock and will vest with respect to the remaining 1,180,000 shares of Common Stock on May 1, 1997, or at such earlier time as prescribed by the Warrant. Also includes 192,500 shares of Common Stock owned by the Partnership and 240,000 shares of Common Stock owned directly by Mr. Taylor.

         (b) The number of shares as to which Mr. Taylor has sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition is as follows:

                  (i) Sole Voting Power. Mr. Taylor has sole voting power with respect to 432,500 shares of Common Stock beneficially owned.

                  (ii) Shared Voting Power. Mr. Taylor has shared voting power with respect to 320,000 shares of Common Stock beneficially owned which shares relate to the vested portion of the Warrant owned by Group III Capital, Inc.

                  (iii) Sole Dispositive Power. Mr. Taylor has sole power to dispose or to direct the disposition with respect to 432,500 shares of Common Stock beneficially owned.

                  (iv) Shared Dispositive Power. Mr. Taylor has shared dispositive power with respect to 320,000 shares of Common Stock beneficially owned which shares relate to the vested portion of the Warrant owned by Group III Capital, Inc.

         (c) As described in Item 3, on January 24, 1997, Group III Capital Ventures, Inc. transferred an aggregate of 672,927 shares of Common Stock to the Transferees, including 192,500 shares of Common Stock to Mr. Taylor and 192,500 shares of Common Stock to the Partnership, in satisfaction of certain obligations of Group III Capital Ventures, Inc. to the Transferees.
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                  On January 29, 1997, Mr. Taylor sold 2,500 shares of Common
                  Stock in the open market at a price of $1.8750 per share.

         (d)      Not applicable.

         (e)      January 24, 1997.
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                                    Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 18, 1997                            /s/ Donald C. Taylor
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